SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

OTTAWA SAVINGS BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68955R 10 2

(CUSIP Number)

John Bruno Esq.

Lord, Bissell & Brook

1717 Pennsylvania Avenue, N.W.

Suite 500

(202) 521-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68955R 10 2	Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY) Ottawa Savings Bancorp MHC (20-3173538)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,223,701 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,223,701 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,223,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer

The securities as to which this Schedule 13D (“Schedule”) relates are shares of common stock, $0.01 par value per share (“Common Stock”), of Ottawa Savings Bancorp, Inc., a federal corporation (the “Issuer”). The address of the Issuer’s principal executive office is 925 La Salle Street, Ottawa, Illinois 61350.

Item 2. Identity and Background

This Schedule is being filed on behalf of Ottawa Savings Bancorp, MHC, a federally chartered mutual holding company (the “Company”). The Company’s principal business is the ownership of the majority of the Issuer’s shares of Common Stock. The business address of the Company is 925 La Salle Street, Ottawa, Illinois 61350.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and directors of the Company (“Insiders”):

Name	Occupation
John L. Feehan	Retired independent insurance agent
Gary L. Ocepek	President and CEO of Ottawa Savings Bank, Ottawa Savings Bancorp, Inc and Ottawa Savings Bancorp, MHC
James A. Ferrero	LaSalle County Housing Authority
Arthur C. Mueller	Owner Mueller Funeral Homes.
Daniel J. Reynolds	Co-owner H.R. Imaging, Inc.
Keith Johnson	Co-owner Johnson Pattern and Machine Company

Executive Officers who are not Directors

Name	Occupation
Jon Kranov	Senior Vice President and Chief Financial Officer of the Issuer and the Bank
Phil Devermann	Vice President and Chief Lending of the Issuer and the Bank

(d) During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) All of the Insiders are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

On July 11, 2005, the Issuer was formed for the purpose of becoming the stock holding company of Ottawa Savings Bank (the “Bank”) and the Company was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to the Ottawa Savings Bank Plan of Reorganization and Minority Stock

Issuance, as amended (the “Plan of Reorganization”), the Bank became a wholly owned subsidiary of the Issuer, which became a majority owned subsidiary of the Company (the “Mutual Holding Company Reorganization”). On July 11, 2005, 1,223,701 shares of Common Stock were issued to the Company, and 1,001,210 shares of Common Stock were issued to the public pursuant to the priorities established in the Plan of Reorganization.

Item 4. Purpose of Transaction.

The primary purpose of the Mutual Holding Company Reorganization, which involved the conversion of the Bank from mutual to stock form and the formation of the Issuer and the Company, was to increase capital levels to allow the Bank to better serve customers and support future loan and deposit growth; allow the Bank to remain a community-oriented financial institution; support future branching activities and/or the acquisition of other financial institutions; control the amount of capital being raised; and enhance the Bank’s ability to attract and retain qualified directors, management and employees. There are no current plans or proposals regarding future expansion by branching or acquisition.

While the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer’s common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer’s Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments. In addition, the Issuer intends to adopt a stock-based incentive plan that will provide grants of stock options and restricted stock, which may be awarded to Insiders. Such plan must comply with rules and regulations of the Office of Thrift Supervision and will be submitted to shareholders for approval at a meeting of shareholders.

Item 5. Interest in Securities of the Issuer.

(a) As of both July 11, 2005 and October 6, 2005, the Company directly and beneficially owned 1,223,701 shares of the Issuer’s Common Stock, which represented 55% of the issued and outstanding shares of Common Stock on such date.

(b) The Company has the sole power to vote and the sole power to dispose all of the shares of Common Stock it owns.

(c) Other than the issuance to the Company of the shares of Issuer’s Common Stock as of July 11, 2005, the Company has not effected any transaction in the Issuer’s Common Stock within the past 60 days.

(d) No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Schedule.

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2005	OTTAWA SAVINGS BANCORP, MHC

	By:	/S/ GARY L. OCEPEK
Gary L. Ocepek
President and Chief Executive Officer